Mail Stop 3561

								February 6, 2006

James H. Becht
Deere & Company
One John Deere Place
Moline, Illinois 61265-8098

      Re:	John Deere Receivables, Inc.
		Registration Statement on Form S-3
		Filed January 11, 2006
		File No. 333-130966

Dear Mr. Becht:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

General
4. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors understand the payment flow on all classes of issued notes.
Refer to Item 1103(a)(3)(vi) of Regulation AB.

Cover Page
5. Please revise the first sentence here, and the last bullet point in the base prospectus, to ensure that they accurately reflect the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the "issuing entity."



Summary of Terms, page S-6
6. Please revise the introductory paragraph here and in the Summary of Terms section of the base prospectus to remove the inference that you have not included all material aspects of the transaction in the summary.
7. Please identify Deere Credit Services as a sub-servicer in the summary.

Certificates, page S-9
8. We note that the certificates are not being offered. However, we also note on the registration statement cover page that you have included brackets for asset-backed certificates in the registration fee table. Please note that securities that will be offered to the public should be registered on this registration statement at this time. Please revise accordingly.

Receivables, page S-10
9. We note your disclosure on pages 12 and 41 of the base
prospectus
that in some instances the depositor will be obligated to
repurchase
receivables from the trust.  We also note your disclosure on page
10
that receivables may be added to the pool of receivables. Please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.
10. Please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. Refer to
Item 1103(a)(3)(vii) of Regulation AB.

Rating of the Securities, page S-12
11. Please provide bracketed language to show that at the time of takedown you will identify each rating agency and disclose the minimum rating required.

The Trust, page S-18
12. Please advise if expenses incurred in connection with the selection and acquisition of pool assets are payable from the offering proceeds. If so, please disclose the amount of such expenses. Refer to Item 1107(j) of Regulation AB.





The Owner Trustee, page S-19
13. Please expand your disclosure to provide detailed information regarding the prior experience of the owner trustee. Refer to Item
1109(b) of Regulation AB.

The Initial Interest Rate Swap Counterparty, page S-19
14. Please add bracketed language to provide the information that is required by Item 1115(a)(4) of Regulation AB.
15. Please provide the form of disclosure that you plan to provide if the significant percentage of the relevant swap is 10% or more, to the extent practicable. Refer to Items 1115(b)(1) and (2) or Regulation AB.

The Receivables Pool, page S-19
16. We note on page 20 that JDCC purchases and finances a limited amount of retail notes unrelated to John Deere. Please provide bracketed language to show that you will disclose all originators that originated or are expected to originate 10% or more of the pool assets. Refer to Item 1110(a) or Regulation AB.
17. We note that receivables included in the asset pool may be delinquent. Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.
18. We note on page S-24 that you provide delinquency and experience for the sponsor`s retail and commercial portfolio. We also note here and on page 23 of the base prospectus that each receivable will not be more than 89 days past due. Please disclose the delinquency information for the asset pool. Refer to Items 1111(c) and 1100(b)
of Regulation AB.
19. Refer to the penultimate paragraph on page S-20. Please tell us the type of "other receivables" that may or may not be included in the trust.
20. Please add bracketed language to disclose whether the pool asset is secured or unsecured, and if secured, the type of collateral. Also, please disclose standardized credit scores or other information regarding obligor credit quality or tell us why such pool characteristics would not be material information for investors. Refer to Item 1111(b)(10) and (b)(11) of Regulation AB.





Static Pool Information, page S-25
21. Refer to footnote 1. Please tell us why only notes having a credit score between 300 and 850 have been included in the calculation.

The Depositor, The Sponsor and Servicer, page S-31
22. To the extent material, please describe the "size, composition and growth" of JDCC`s past securitizations involving equipment receivables as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the equipment receivables. Refer to Item 1104(c) of Regulation AB. Also, please describe JDCC`s material roles and responsibilities as sponsor in the transaction as required by Item 1104(d) of Regulation
AB.
23. We note on page S-18 that Deere Credit Services will service the receivables. Please add bracketed language to indicate that you will provide the information required by Item 1108(b) and (c) of Regulation AB for this affiliate as well as for any other affiliates that will participate in the servicing for the pool assets. Also, if applicable, provide the same bracketed language for unaffiliated servicers that will service 20% or more of the pool assets and that unaffiliated servicers servicing 10% or more of the pool assets will be identified. Refer to Item 1108(a) of Regulation AB.

Optional Redemption, page S-34
24. We remind you that any security which can be called with 25% or more of the underlying principal outstanding must be titled
"Callable." Please confirm that you will abide by this and revise your disclosure, as appropriate.

Base Prospectus

The Receivables Pool, page 20
25. We note your statement that leases are eligible for acceptance if they confirm to proscribed finance plan terms. Please tell us whether equipment loan receivables and equipment lease receivables would be included in the same asset pool, and if so, the percentage amount the equipment lease receivables would represent in the asset pool.

Billings, Collection and Non-Performance Procedures, page 22
26. Please confirm that deferrals or any other material extensions or modifications will be reported to noteholders in the distribution reports. Refer to Item 1121(a)(11) of Regulation AB.


John Deere Capital Corporation, page 28
27. We note your statement on page 22 that JDCC`s deferral practice has enhanced collection efforts and customer retention rates. Please expand your disclosure here to demonstrate how JDCC`s deferral practice has enhanced collection efforts and customer retention rates.

Floating Rate Securities, page 36
28. Please revise to delete your reference to another rate as set forth in the prospectus supplement. We view this as a catch-all.
Instead, disclose in the base prospectus all indices that may be used to determine interest payments.

Reports to be Filed with the SEC, page 40
29. Please confirm that unqualified legal and tax opinions will be filed at the time of each takedown.
30. Refer to the last paragraph. Please revise to clarify which report will be examined by an independent public accountant.

Credit and Cash Flow Enhancement, page 45
31. Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more the cash flow supporting any offered class
32. Refer to the description of cash collateral guarantees on page
45. We note the account would secure a guaranteed obligation provided outside of the trust. Please provide us with your legal analysis to explain how cash collateral guarantees would meet the definition of an asset-backed security. Refer to Item 1101(c)(1) of
Regulation AB.

Evidence as to Compliance, page 47
33. Please revise to clarify that any sub-servicers will also provide a report on an assessment of compliance with applicable servicing criteria.






Part II

Exhibits, page II-1
34. Please delete all references that the legality and tax opinions are incorporated by reference. Please file all opinions with this registration statement.
35. Please provide us with a copy of any updated sale and servicing agreement, marked to show changes from the prior sale and servicing agreement, including any changes you made to comply with Regulation
AB.

Undertakings, page II-2
36. Please provide the new undertakings required under Securities
Act
Reform.  Refer to Item 512(a) of Regulation S-K.

Signatures
37. Please revise to clarify that the registration statement is being signed by the depositor.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3348.

								Sincerely,



								Jennifer G. Williams
								Special Counsel

cc:	Via Facsimile (212) 848-7179
	Stuart K. Fleischmann, Esquire
	Shearman & Sterling LLP
	599 Lexington Avenue
	New York, NY 10022
John Deere Receivables, Inc.
January 6, 2006
Page 1